LONGBALL CRAFT COCKTAILS

Lighter & Tastier Canned Cocktails



drinklongball.com San Diego, CA

Highlights

1. Strategic partnerships with University of San Diego, NASCAR, Navy, and leading golf/lifestyle brands
2. Patent-pending proprietary base unlocks beer & wine distribution channels for Longball
3. 6.19% ABV: A subtle nod to San Diego's 619 area code
4. Feb. 2026: Heimark partnership expands Longball through AB distribution in the desert
5. May 2026: Partnered with John Lenore to grow Longball across San Diego channels
6. Phase 1 roadmap targets 150–250 Southern California distribution doors
7. Expansion roadmap focused on California, Arizona, and Southwest growth markets
8. 240K+ digital impressions generated through early marketing and partnership activations

Team



Daniel O'Connor CEO SPV Voting Proxy

Daniel brings with him over 30 years of sales and marketing experience. Has a passion for all things San Diego.



Dennis OConnor Founder

A San Diego native and founder of Thorn Brewing Co. and ReBru Spirits, has leveraged his craft beverage expertise to launch Longball, delivering premium, ready-to-drink quality with a focus on simplicity, consistency, and strong brand execution.



David Kizer VP Sales

Beverage and CPG growth leader with 30 years of experience scaling brands and distribution. As Co-Partner at Betr Brands Solutions, he drives go-to-market strategy, commercialization, and retail expansion across beverage categories.

linkedin.com



Tina Mickelson



Caroline Wilhelm Director of Operations

East Coast raised, San Diego transplant. Hospitality and design background, now hands-on building Longball – creative, operations, and brand experience.



Donovan Dresti VP Marketing

Fractional CMO and growth-focused marketing leader. A former pro action sports athlete blending creativity, data, and partnerships. Ex-Red Bull; led roles at Street League, Nitro Circus, and Betr, scaling top beverage brands.



Jeff Santoro

Pitch Deck



Longball®
CRAFT COCKTAILS
DRINKLONGBALL.COM
LIGHTER&TASTIER
@DRINKLONGBALL

Go Long!

Own a piece of Longball. Invest for as little as $100 and be a part of our next chapter.

A Letter From the Founders

We didn't set out to start a beverage company. It started on the golf course, where long days filled with great shots and not-so-great ones sparked an idea. We wanted something we could drink all day. Something refreshing and easy, but that still had real flavor.

Everything we found felt like a trade-off. Either too heavy, too sugary, or too light to be satisfying.

So we made our own.



What started as a solution for those moments turned into something bigger. Today, Longball is built around how people actually drink – longer days, social settings, and occasions that don't end after one round.

At the same time, it fills a gap the industry has ignored for years.

The Category is Polarized

Alcohol today sits at two extremes. On one hand you have the heavy, sugary cocktails. On the other, the light drinks that sacrifice all flavor. But what's missing is the perfect middle ground. Something flavorful, refreshing, and made with simple, quality ingredients. That's exactly where Longball comes in.

Finally, Flavor and Drinkability

Finally, Flavor *and* Drinkability:


US VERSUS THEM
CALORIES
200+ CALS
~100 CALS
~145 CALS
SUGAR
20+ GRAMS
<5 GRAMS
<9 GRAMS
FLAVOR
TOO SWEET
BARELY THERE
BALANCED
DRINKABILITY
ONE AND DONE
EASY BUT BORING
CRUSHABLE

The Ready-to-Drink Opportunity

The ready-to-drink market is exploding, but most brands feel more like generic beverages than something people truly connect with. Consumers today want better ingredients, better flavor, and brands that feel like a natural part of their lifestyle. Instead, their often stuck with overly sweet, outdated cocktails or watered-down alternatives that just miss the mark. The category is growing fast, but the product experience hasn't caught up.

Projected Market Growth:


US Ready-To-Drink Cocktails Market
Size, by Type, 2020-2030 (USD Million)
$903.4M
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Malt-based
Spirit-based
Wine-based
GRAND VIEW RESEARCH
15.3%
U.S. Market CAGR 2025-2030
Source: www.grandviewresearch.com

The Insight: Culture Drives Distribution

Retailers don't just stock drinks. They stock what people are asking for. And people don't just ask for products, they ask for brands they recognize, care about and want to be associated with. That's how modern beverage companies win – not just through flavor, but through culture, identity, and relevance.

The Brand

Longball is built around how people actually spend their time – on the golf course, at the beach, in the backyard with friends. The moments after you utter the famous last words, "I'm just having one," but the day just keeps going. We're not just creating a cocktail, we're creating something people want to bring to the party, post about, wear and come back to again and again. From events and partnerships, to merchandise and content, Longball is designed to live beyond the can.




Longball
GOLF & COCKTAIL CLUB



Golf Course Traction

Longball has already proven it belongs where golfers play.

We've been carried in **50+ golf courses**, demonstrating strong early demand and clear product-market fit. As we refined our distribution strategy, we shifted focus toward building a more scalable and repeatable rollout model; starting with the locations where Longball performs best.

Building a Golf Movement

We've hosted *The Longball Invitational* for two consecutive years, with 144 players each year — fully filled courses that highlight real demand and strong community engagement.

Now, we're taking that momentum even further.

This year, we're launching ***The Longball Open***, a new tournament format built around our golf simulator experience with hopes to make Longball more accessible, scalable, and engaging for a broader audience.


Longball

Proof in the Real World

Longball Cocktail Club

Most early-stage beverage brands don't have real world traction to back them up. But we do. We created Longball Cocktail Club. It's our San Diego tasting room and brand HQ, complete with a state-of-the-art golf simulator. It's where customers discover the product, events bring the community together, content gets created, and we get real feedback. This gives us a built-in engine for sampling, community, and growth that most brands can only dream of.


Hawley Truckers x Longball Cocktail Club
Longball Craft Cocktails
Watch on YouTube

University of San Diego x Longball

We partnered with the University of San Diego to create two officially licensed collegiate cocktails: Torero Mule and Torero Punch.

Both are sold on campus, giving us a direct connection to one of the most social, high-frequency consumer environments in our backyard.

More importantly, it reinforces what Longball stands for. We're not just *based* in San Diego, we're embedded in it. This partnership makes Longball San Diego's officially licensed collegiate cocktail, strengthening our local identity while opening the door

to similar collaborations with other universities over time.

Introducing Torero Punch & Torero Mule:



University of San Diego
Longball
CRAFT COCKTAILS
TORERO PUNCH
SAN DIEGO
6.19%
HIBISCUS & PINEAPPLE
TORERO MULE
GINGER, GRAPE & LIME
ALL NATURAL
VEGAN
GLUTEN FREE

NASCAR x US NAVY Limited Edition Launch

We are excited to announce our collaboration with NASCAR and the US Navy, culminating in a limited edition launch at the NASCAR San Diego Weekend in June 2026. This event is expected to draw approximately 150,000 attendees, providing a unique opportunity for national exposure and an exciting crossover between military and motorsports.



Longball
CRAFT COCKTAILS
NASCAR
SAN DIEGO
WEEKEND
TRANSFUSION
GINGER, GRAPE & LIME
Lighter &TASTIER
CRACK IT COLD.
STAY ON THE GAS.
6.19
NAVY

The Product

We didn't just build a brand people can connect with overnight – we focused on getting the product right first. We built a product people keep coming back for.

Our core lineup of easy-to-drink, flavor-forward cocktails like Lemon Iced Tea, Transfusion, and Hibiscus Punch are made with clean, all-natural ingredients and a proprietary alcohol base. Each is dialed to 6.19% ABV – a subtle nod to our San Diego area code.

This is the middle ground the category has been missing, and once people try it, they understand.



6.19%
ALC BY VOL
ALL NATURAL
VEGAN
GLUTEN FREE
Longball
CRAFT COCKTAILS
TRANSFUSION
GINGER, GRAPE & LIME
Lighter &TASTIER
GOLF
BEACH
APRES
PARTIES
EVENTS

A Structural Advantage

Most RTD cocktails fall into two categories: spirit-based, which limits where they can be sold, or malt-based, which often comes with a recognizable aftertaste.

Longball is different. We've built a high-quality craft cocktail that can be sold under beer & wine licensing – unlocking more doors and stronger revenue potential for our retail partners. Our proprietary formula (patent pending!) gives us the flexibility of beer and wine distribution without compromising on flavor.

It's something we've spent a lot of time getting right, and it opens up far more retail

access than traditional cocktails. That translates to more doors, faster expansion, and a built-in advantage as we grow.

Route-to-Market

We're not guessing. We have a clear, phased rollout strategy. First, we're building a rock-solid foundation in Southern California, proving our velocity and locking down core accounts. Then we'll expand across the state, securing retail chain authorizations and growing our distribution network. From there, we'll scale into the Southwest, leveraging our playbook to drive multi-state growth.

Our motto is, "Start local. Prove it works. Expand and repeat."


Phased Expansion Map
PHASE 1: M1–M6
SoCal (San Diego)
PHASE 2: M7–M12
California Statewide
PHASE 3: M13–M18
Arizona/Southwest
LICENSE ADVANTAGE
BEER & WINE FRIENDLY
NV
UT
CA
SoCal
AZ
NM
Phase 1
Phase 2
Phase 3
Future

Strategic Partnership with Betr Brands

We recently partnered with [Betr Brands] to accelerate Longball's growth across marketing, sales, and distribution.

Through this partnership, we're working alongside a team with deep experience building some of the most recognizable brands in beverage—bringing proven playbooks, relationships, and execution into Longball at an early stage.

It also unlocks access to a broader network of lifestyle and retail partnerships across golf, action sports, and entertainment – expanding both how and where Longball shows up.

This partnership is more than support, it's an extension of our team, helping us move faster and scale smarter.

The Vision

Our goal is simple: to build the #1 RTD brand in golf and outdoor lifestyle. We're not trying to be everything to everyone, we're building some specific. And the timing couldn't be better, with RTD cocktails exploding, consumers craving lifestyle-driven brands, and the golf and outdoor social scene expanding rapidly.

Why We Win

We have a clear gap in the market, a product that fits it perfectly, a brand rooted in real lifestyle, a built-in community and activation hub, a structural distribution advantage, and momentum already in motion.

This isn't just about a beverage for us. It's about creating an experience, a community, a brand that becomes a natural part of people's lives. The kind of thing they want to share, talk about, and keep coming back to. With the right partners, we can turn Longball into so much more.


Longball
& SODA
CRAFT COCKTAIL
Longball
& SODA
CRAFT COCKTAIL

Join Us on the Journey

We've built something people already enjoy. Now it's about growing, thoughtfully and in the right places with the right people.

If you believe there's room for something better in this category, we'd love to have you involved.

Longball to the moon.

Deal Terms

We're offering the first $100,000 raised at a 10% discount.